United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale signs Contract of Work amendment in Indonesia

Rio de Janeiro, October 17, 2014 — Vale S. A. (Vale) informs that its subsidiary PT Vale Indonesia (PTVI) has signed an amendment to its 1996 Contract of Work (CoW) set to expire on December 28, 2025 with the Government of Indonesia (GoI). PTVI is now entitled to extend its operations until 2045 through two consecutive 10-year periods, subject to the GoI approval based upon PTVI’s fulfillment of its requirements under the COW amendment.

The amendment of the CoW encompasses:

•                An immediate reduction in the size of PTVI’s total CoW area from the current 190,510 hectares which includes areas of protected environment to 118,435 hectares, preserving the most relevant mining areas. At the expiry of the CoW on December 28, 2025, PTVI will maintain 25,000 hectares as ore zones that it proposes to exploit. Areas not designated as ore zones after December 28, 2025 can be retained for operations and other uses. This represents a renegotiated land package that is sufficient to support PTVI’s investments and long term growth plans through the life of its extended COW.

•                A progressive royalty rate starting at 2% which could reach 3%  based on a defined nickel price threshold in order to reflect the economic reality of the nickel market.

•                A requirement for PTVI to divest a further 20% of its shares to Indonesian participants in the Indonesian Stock Exchange. This is consistent with the GoI requirement for integrated mining and processing companies to have at least 40% of its shares held by Indonesian participants in the Indonesian Stock Exchange. PTVI has more than five years to complete this divestment.  Vale maintains its 80 per cent offtake right in PTVI’s production.

The amendment is consistent with Vale’s goal to generate long term value for both its and PTVI’s shareholders while contributing to the development of Indonesia.  It also establishes the foundation to optimize Vale’s global base metals flowsheet.

For further information, please contact:

+55-21-3814-4540

Rogério Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcelo Lobato : marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: October 17, 2014		Rogerio T. Nogueira
Director of Investor Relations